SECUR 15027283 SSION

AN.

FORM X-17 A-5 /A
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response.. . . . . 12.00

SEC FILE NUMBER
8-19348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/01/ 2014 (MM/DD/YY) AND ENDING 01/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

O'BRIEN & SHEPARD, INC.

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 West Main Street Suite 2W

Freehold	NJ	07728
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Petrucelli 732-40-1400
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPA's LLP
(Name - if individual, state last. first. middle name)

132 Nassau Street, Suite 1023	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, Michael Petrucelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of O'Brien & Shepard, Inc. as of January 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARJORIE E. MORRIS
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES NOV. 20, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

O'BRIEN & SHEPARD, INC
TABLE OF CONTENTS
JANUARY 31, 2015

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
O'Brien & Shepard, Inc.
400 West Main Street – Suite 2W
Freehold, NJ 07728

We have audited the accompanying statement of financial condition (as restated) of **O'Brien & Shepard, Inc.**
(the Company) as of **January 31, 2015**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of O'Brien & Shepard, Inc. as of **January 31, 2015** in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 27, 2015 except for Notes 3 and 8, as to which the date is June 26, 2015.

O'BRIEN & SHEPARD, INC.
STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2015

ASSETS		
Cash and cash equivalents	$	15,381
Due from broker		50,111
Office equipment - net of accumulated depreciation of $380,534 (Note 2)		6,930
Other assets		24,770
Total assets	$	97,192
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses		58,909
Total liabilities		58,909
Commitments and Contingencies (Note 4)		
Stockholders' equity		
Common stock, no par value, voting 2,500 shares authorized, 225 shares issued and outstanding.		75,000
Additional paid-in capital		250,000
Retained earnings		(286,717)
Total stockholders' equity		38,283
Total liabilities and stockholders' equity	$	97,192

The accompanying notes are an integral part of this statement.

NOTE 1 – Nature of Business

O'Brien & Shepard, Inc. (The "Company") is a New Jersey corporation formed for the purpose of conducting business as a brokers-broker in municipal securities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

NOTE 2 – Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company:

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Revenue Recognition

Commission income and related expense are recorded on a settlement date basis, generally the third business day after trade date. There is no material difference between settlement date and trade date.

Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Property and Equipment

Property and equipment are carried at cost and are depreciated over their estimated useful life using accelerated methods. Leasehold improvements were amortized over lesser of the estimated economic life or the remaining term of the lease.

NOTE 2 – Summary of Significant Accounting Policies (continued)

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Management has elected not to deduct interest expense paid to its stockholders for open tax years 2007-2010. Such tax position caused the Company's net operating loss carryforward to be understated by approximately $42,000 as of January 31, 2014, and the respective deferred tax benefits of approximately $8,400 will not be available for future utilization. The Company identifies its major tax jurisdiction as U.S. Federal and New Jersey, where the Company operates. The Company is not aware of any other tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months.

NOTE 3 – Restatement for Correction of Error

Subsequent to the issuances of 2014 audited financial statements, the Company discovered that the previously issued 2014 financial statements included an error which resulted in differences sufficient to require restatement of those previously issued audited financial. As a result, the Company is restating the 2014 financial statements to include $12,828 of expenses and related liabilities that existed as of January 31, 2015.

The effect on the Company's previously issued 2014 financial statements is summarized as follows:

Selected Statement of Financial Condition as of January 31, 2015

Liabilities and Stockholders' Equity

	As Originally Reported	Adjustments	As Restated
Liabilities			
Accounts payable and accrued expenses	$ 58,909	$ 12,828	$ 71,737
Total Liabilities	58,909	12,828	71,737
Stockholders' Equity			
Common stock	75,000	-	75,000
Additional paid-in capital	250,000	-	250,000
Retained earnings	(286,717)	(12,828)	(299,545)
Total Stockholders' Equity	38,283	(12,828)	25,455
Total Liabilities and Stockholders' Equity	$ 97,192	$ -	$ 97,192

Selected Statement of Operations for the Year Ended January 31, 2015

	As Originally Reported	Adjustments	As Restated
Revenue			
Total Revenue	$ 1,560,174	$ -	$ 1,560,174
Expenses			
Communications	100,778	9,792	110,570
Miscellaneous operating expenses	37,312	3,036	40,348
Other itemized expenses (incl. provision for taxes)	1,459,802	-	1,459,802
Total Expenses	1,597,892	12,828	1,610,720
Net Loss	$ (37,718)	$ (12,828)	$ (50,546)

NOTE 4 – Income Taxes

The Company files Federal and state income tax returns. No income tax returns are currently under examination.

For Federal purposes, the net operating loss ("NOL") can be carried back two years and forward twenty years, and for state purposes, the NOL is carryforward for seven years. At January 31, 2015, the Company had a NOL carryforward of approximately $140,000 for income tax purposes. This carryforward will begin to expire in 2027. Since it is doubtful that such carryforward will be utilized in the near term, a valuation allowance of $21,000 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

NOTE 5 – Commitments and Contingencies

Office Lease

The Company leases its premises under a lease expiring October 31, 2015. Future approximate minimum annual rental expense for the rest of the lease is:

2015	$33,250

The lease contains rent escalation provisions based on increased real estate taxes and other operating expenses. Utilities are included in the minimum rental expense.

NOTE 6 – Financial Instruments with Off-Balance Sheet Credit Risk

The Company, on a fully disclosed basis, deals with other municipal brokers. Should the counterparties fail to deliver the securities, the Company may be required to purchase identical securities on the open market at prices different from the contract value. The Company monitors the credit standing of each broker with which it conducts business.

NOTE 7 – Net Capital Requirement Deficiency

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At January 31, 2015, as restated, the Company had a net capital deficit of $6,245 which was $11,245 less than its required net capital of $5,000.

NOTE 8 – Subsequent Events

On May 12, 2015, the Company discovered a net capital deficiency, and filed required 17a-11 notification with both FINRA and the SEC. Upon discovery of the deficiency, the firm's three owners, who are also principals, immediately infused additional capital of $15,000, thereby correcting the deficiency.

Upon further examination, the Company found that the net capital deficiency had originated in November 2014, due to discovery of unrecorded liability. As a result of this discovery, the Company filed an amended 17a-11 notification with FINRA and the SEC as well as amended Focus Part IIA Reports with FINRA.